Filed by Galileo Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Galileo Acquisition Corp.

Commission File No.: 001-39092

Date: May 2, 2021

4/29/2021 Q&A with Shapeways CEO Gregory Kress | SPACInsider

Shopping Cart

SPACInsider

Q&A with Shapeways CEO Gregory Kress

Q&A with Shapeways CEO Gregory Kress

APR 29, 2021 INTEL BY NICHOLAS ALAN CLAYTON

Galileo Acquisition Corporation (NYSE:GLEO) announced a $410 million deal with additive manufacturing company Shapeways on April 28. Shapeways provides a software platform for designers to have digitally-designed parts or products optimized and manufactured out of its Long Island City, NY facilities.

The deal, which also drew investment from former SPAC target Desktop Metal (NYSE:DM), is expected to close in the summer of 2021. *SPACInsider* spoke with Shapeways CEO Gregory Kress about the transaction and why this sector has attracted so much SPAC activity.

To read more about the Shapeways-Galileo transaction, click here.

***SPACInsider*:** What more can you tell us about your partnership with Desktop Metal, who is also investing into the company as a part of this deal?

Kress: So one, the announcement in this deal is that we will, we've signed an MOU and we'll be working through the full announcement of the Desktop Metal strategic partnership. The high-level overview of what it will include is us more aggressively entering into the metal space. As you know, Shapeways primarily is polymers today, we have some metals offerings, but we wanted to make this big leap into the metal space for quite a while. We'll be doing that with Desktop Metal, we'll also be evaluating others, this is not an exclusive relationship. But this is a great starting point. We see Desktop Metal's technology as some of the best in class, and so we would like to make sure that we're offering that up to our customers so we can support the full market. So, that's one piece.

The second thing is if you know, it requires quite a bit of work to go launch new printers and make that investment or open that up internally to your manufacturing capabilities. So, a majority of customers really don't have access to really high-quality industrial grade metal manufacturing. It's really a small sort of select piece of the market that actually has access to those machines. And with Shapeways, we give everyone access to it. I mean, anyone at any size gets access to this through our software platform and our manufacturing capabilities. And so, by launching basically metals technology on Shapeways, we have the ability for anyone to upload a part to our site, get instantaneous pricing, and get access to those industrial grade additive manufacturing technologies without making the investment. Right. It's similar to like an AWS for the 3D printing industry. So rather than them making all of this investment themselves, you can upload a part to Shapeways get an instant price, and then you'll get a part with in a couple of days, right? And you can scale up and down as necessary get access to this great technology.

***SPACInsider*:** So, with the boom of the additive manufacturing space, what are the value dynamics between being a primarily software player versus a hardware player? Are the returns better on the software side or will Shapeways look to put its own hardware on the market down the road?

Kress: Yeah, we will not be putting hardware to the market. Shapeways offers additive manufacturing capabilities. We have internal manufacturing sites using the latest and greatest hardware in materials around the market today. But that's really powered by our end-to-end manufacturing software. So, we've built, we spent over $100 million in the

https://spacinsider.com/2021/04/29/q-a-with-shapeways-ceo-gregory-kress/ 1/4

4/29/2021 Q&A with Shapeways CEO Gregory Kress | SPACInsider https://spacinsider.com/2021/04/29/q-a-with-shapeways-ceo-gregory-kress/ 2/4 Share this: Print last 10 years, building a fully digitized manufacturing operating system. And so what that does, is it allows you to offer a broad spectrum of capabilities, aggregate orders across customers together, and deliver really high quality industrial reporting great economics. And so unlike a traditional manufacturer, where everything is very, I would call 1.0, or very traditional or paper driven or offline, if you upload a file to Shapeways, all the way through our system, that file really never gets downloaded. It’s fully integrated into every step of our software platform. And so, we’re instantaneously pricing it, we’re instantaneously correcting files and checking for manufacturability and dealing with file corrections. We’re planning that for software and allocating it out for our supply chain in the most effective way possible. We’re using our software to create all of the upfront builds to make the manufacturing as economically viable as possible by lowering labor rates and improving material usage and higher asset utilization. And then ultimately, we’re delivering very high quality, low volume, high mix production to customers and great economics. SPACInsider : How difficult would you say is it to keep an innovative edge within this sector? It appears that many of the pioneer companies in 3D printing have since fallen by the wayside. Kress: That’s an awesome question, and there’s so much innovation taking place on the hardware material side, and we’re agnostic to all those players, right? We’re neutral to the innovations that are taking place on our hardware and on the material side, and we adopt all of them, we have very deep partnerships with all the major players in both the hardware side and the material side of the business. And so as those market shifts take place, and as innovation takes place, we offer our customers access to the latest and greatest technologies. And so we de-risk basically this market by offering this suite of capabilities, that would be: One, very, very hard to replicate, because you need to fully digitize the process to make it economically viable. But we also offer our customers a path to get access to the latest and greatest innovation without making those huge investments in capex, bringing it in-house with the risk that innovation will change over time. SPACInsider : So, you are a software player in this market and this deal values you at a discount to several hardware players in the market. Frequently, in other technology spaces, the software subscription overlays are the ones the market loves and the hardware tends to be less valued. Do you see those dynamics changing as this market matures? Kress: Yeah, in general, I would say the additive manufacturing space is still in a huge amount of opportunity. And I think the thing you should think about is: One, if you look at the dynamics of the market, those legacy players that you’ve mentioned, a lot of their IP has been expiring over the last several years, which is caused huge amounts of innovation and investment taking place on hardware. Those hardware players are coming to the space with an open material model, which means the large chemical companies are creating tons of materials to be used on these machines. These large chemical companies like BASF or DSM or Henkel or GKN are pouring tons of innovation into real end-product applications. And so, what that creates is almost exponential end-product applications and shifting to a lot more applications in real large-scale production applications. And so, now you have significantly better hardware, significantly more material usage. And then that just opens up almost exponential applications across medical, industrial, aerospace, automotive and so like we see a tremendous amount of growth. So as the market continues to grow, I think a lot of players can be really successful in reality and I see Shapeways as a software provider, we are able to enable the industry and then we’re also having the manufacturing capability to go support all of those customers that are using our software for overflow capacity, additional capabilities that they wouldn’t want to bring in house. So, just, we’re very complimentary to the overall space. So as I see those major players doing well, I see Shapeways benefiting from everyone being very successful. LinkedIn Twitter Email By Nicholas Alan Clayton Leave a Reply

4/29/2021 Q&A with Shapeways CEO Gregory Kress | SPACInsider https://spacinsider.com/2021/04/29/q-a-with-shapeways-ceo-gregory-kress/ 3/4 Logged in as Nicholas Alan Clayton. Log out? Comment Post Comment Search … Search ARCHIVES Select Month Contact Terms of Use Privacy Policy SPAC INTEL CENTER

4/29/2021 Q&A with Shapeways CEO Gregory Kress | SPACInsider https://spacinsider.com/2021/04/29/q-a-with-shapeways-ceo-gregory-kress/ 4/4 Home Latest News League Tables Live Q&A Panels My Account SPACInsider Subscriptions Weekly IPO Updates Contact © 2021 SPACInsider | Theme by Theme Ansar

Forward-Looking Statements

This report contains, and certain oral statements made by representatives of Galileo and Shapeways and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Galileo’s and Shapeways’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Galileo’s and Shapeways’ expectations with respect to future performance of Shapeways, anticipated financial impacts of the proposed transaction (the “Transaction”), the anticipated addressable market for Shapeways, the satisfaction of the closing conditions to the Transaction, the pre-money valuation of Shapeways (which is subject to certain inputs that may change prior to the closing of the Transaction and is subject to adjustment after the closing of the Transaction), and the timing of the closing of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Galileo and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) a default by one or more of the investors in the PIPE on its commitment, and Galileo's failure to retain sufficient cash in its trust account or find replacement financing in order to meet the $100,000,000 minimum cash condition in the Merger Agreement; (3) the inability to consummate the Transaction, including due to failure to obtain approval of the shareholders of Galileo or other conditions to the closing in the Merger Agreement; (4) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Transaction; (5) the inability to obtain the listing of Galileo’s securities on NYSE following the Transaction; (6) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (7) the ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of Shapeways to grow and manage growth economically and hire and retain key employees; (8) costs related to the Transaction; (9) changes in applicable laws or regulations; (10) the effect of the COVID-19 pandemic on Galileo or Shapeways and their ability to consummate the Transaction; (11) the possibility that Galileo or Shapeways may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties to be identified in the registration/proxy statement (when available) relating to the Transaction, including those under “Risk Factors” therein, and in other filings with the Securities and Exchange Commission (the “SEC”) made by Galileo or Shapeways. Galileo and Shapeways caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. None of Galileo or Shapeways undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Readers are referred to the most recent reports filed with the SEC by Galileo. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Galileo undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Information Sources; No Representations

The information in the Q&A does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Galileo derived entirely from Galileo and all information relating to the business, past performance, results of operations and financial condition of Shapeways derived entirely from Shapeways. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the Q&A. To the fullest extent permitted by law in no circumstances will Galileo or Shapeways, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the Q&A, its contents, any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Shapeways has been derived, directly or indirectly, exclusively from Shapeways and has not been independently verified by Galileo.

Important Information About the Transactions and Where to Find It

Galileo and Shapeways will file relevant materials with the SEC, including a Form S-4 registration statement to be filed by Galileo, which will include a prospectus with respect to Galileo’s securities to be issued in connection with the proposed merger and a proxy statement of Galileo with respect to Galileo’s shareholder meeting at which Galileo’s shareholders will be asked to vote on the proposed merger and related matters. GALILEO’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE S-4 AND THE AMENDMENTS THERETO AND OTHER INFORMATION FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT GALILEO, SHAPEWAYS AND THE TRANSACTION. When available, the Proxy Statement contained in the S-4 and other relevant materials for the Transaction will be mailed to shareholders of Galileo as of a record date to be established for voting on the proposed merger and related matters. The preliminary S-4 and Proxy Statement, the final S-4 and definitive Proxy Statement and other relevant materials in connection with the Transaction (when they become available), and any other documents filed by Galileo with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to Galileo at 1049 Park Ave. 14A New York, NY 10028. Information filed with the SEC is also available on the SEC’s website at www.sec.gov.

Participants in the Solicitation

Galileo and Shapeways and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Galileo ordinary shares in respect of the proposed business combination. Galileo shareholders and other interested persons may obtain more detailed information regarding the names and interests in the Transaction of Galileo’s directors and officers in Galileo’s and Shapeways’ filings with the SEC, including when filed, the S-4 and the Proxy Statement. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.